STEVEN KHADAVI

Partner

(212) 415-9376

FAX (646) 390-6549

khadavi.steven@dorsey.com

December 21, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie
Legal Branch Chief

Re:	Deluxe Corporation
Registration Statement on Form S-4
Filed November 22, 2011
File No. 333-178125

Dear Mr. Dobbie:

Set forth below are the responses of Deluxe Corporation (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 14, 2011 with respect to the above-referenced Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence in bold below. The Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) via EDGAR contemporaneously with this letter. The Company has reviewed this letter and authorized us to make the representations on its behalf.

General

1.	We note that you are registering the offering of 7.00% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company is filing via EDGAR as correspondence, contemporaneously with the filing of Amendment No.1, a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position in such letters, which includes such representations.

Justin Dobbie

Securities and Exchange Commission

December 21, 2011

Exhibit 5.1

2.	Refer to the fourth paragraph on page 2. Please revise the second sentence of this paragraph to limit the assumption to parties other than the Company and the Minnesota Guarantors. Alternatively, please explain why this assumption is appropriate and does not otherwise assume a conclusion necessary to an opinion that the Company and the Minnesota Guarantors are validly existing, have the power to create the obligation, and have taken the required steps to authorize entering into the obligation under the laws of Minnesota.

The Company has filed a revised opinion of Dorsey & Whitney LLP as Exhibit 5.1 to Amendment No. 1 limiting the assumption referenced in the Staff’s comment.

3.	Refer to the Table of Additional Registrants. Safeguard Holdings, Inc., a Texas corporation, is listed as a co-registrant Guarantor. However, counsel’s opinion is limited to the laws of Delaware, Minnesota, and New York and excludes Safeguard Holdings, Inc. from the definition of Opinion Guarantors. Please revise the opinion to cover the laws of Texas and to include the Texas Guarantor in the definition of Opinion Guarantors or file an opinion from local counsel that Safeguard Holdings, Inc., is validly existing, has the power to create the obligation, and has taken the required steps to authorize entering into the obligation under the laws of Texas. For guidance, refer to section II.B.1.e of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

The Company has filed an opinion from local counsel as Exhibit 5.2 to Amendment No. 1 that Safeguard Holdings, Inc. is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the laws of Texas.

* * *

We trust the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact the undersigned with any questions regarding the foregoing.

Sincerely,

/s/ Steven Khadavi
Steven Khadavi

cc:	Lee Schram
Terry D. Peterson
Jeff Johnson
Todd Wylie

DORSEY & WHITNEY LLP